Exhibit 99.17

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

ANDERSON ENERGY LTD. ANNOUNCES $27.9 MILLION BOUGHT DEAL FINANCING AND INCREASED 2010 CAPITAL BUDGET

Calgary, Alberta, January 14, 2010 (TSX: AXL)—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets and including Cormark Securities Inc., National Bank Financial Ltd., CIBC World Markets Inc. and GMP Securities L.P., pursuant to which the underwriters have agreed to purchase on a bought deal basis pursuant to a short form prospectus, 19,250,000 common shares (“Common Shares”) at a price of $1.45 per Common Share for gross proceeds to Anderson Energy of approximately $27.9 million (the “Offering”).

Anderson Energy has also granted the underwriters an option to buy up to an additional 2,887,500 Common Shares at the offering price for additional gross proceeds of approximately $4.2 million, solely to cover over-allotments. This option is exercisable, in whole or in part, by the underwriters at any time up to 30 days after closing. The maximum gross proceeds raised under the Offering will be $32.1 million, should this option be exercised in full.

Proceeds of the Offering will initially be used to pay down the Company’s bank debt and subsequently to fund an expansion of its 2010 capital program from $75 million to $87 million. The additional capital will allow Anderson Energy to expand its previously disclosed Cardium light oil drilling program by 4 net additional horizontal oil wells. The additional wells will be located across Anderson Energy’s significant Cardium landholdings and will allow the Company to further delineate areas for near-term development.

The Offering will be an underwritten public issue in all provinces of Canada by way of a short form prospectus. The Offering will also be extended to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933, as amended, and internationally as permitted. Closing is expected to occur on or about February 3, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

Certain statements made herein contain forward-looking information, including statements concerning the anticipated closing date of the offering, the anticipated use of proceeds and the anticipated size of the Cardium horizontal drilling program. Although Anderson believes these statements to be reasonable, the assumptions upon which they are based may prove to be incorrect. The transaction might not proceed or closing could be delayed unless and until certain conditions customary for transactions of this kind are satisfied.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information please contact:

Brian Dau

President & CEO

Anderson Energy Ltd.

(403) 262-6307

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